April 29, 2009
Via Edgarlink
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Maxum Petroleum Holdings, Inc. S-1 Registration Statement: (File No. 333-145396)
Dear Ladies and Gentlemen:
Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Maxum Petroleum Holdings, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-145396) on Form S-1 filed with the Commission on August 13, 2008, and amended on October 25, 2007, November 21, 2007, December 14, 2007, January 8, 2008, and January 10, 2008 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.
The Registration Statement was filed in connection with a proposed initial public offering of the Company’s common stock, par value $0.01 per share (the “Common Stock”). The Company has determined not to move forward with its proposed initial public offering at this time. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. Since the registration Statement was not declared effective by the Commission, no sales of the Company’s Common Stock were made pursuant to the Registration Statement.
If you have any questions, please contact Christian O. Nagler of Kirkland & Ellis, LLP at (212) 446-4660.
Sincerely,

Maxum Petroleum Holdings, Inc.

By:	/s/ Michel P. Salbaing Michel P. Salbaing
Chief Financial Officer

1455 East Putnam Avenue	T 203.862.9370
Old Greenwich, CT 06870	F 203.698.9433